EXHIBIT A-3

UTILITY SUBSIDIARIES

Capitalization at June 30, 2005

Dollars
(Millions)

	LG&E	KU
Short-Term Debt	20.8	93.1
Long-Term Debt (including current portion)	821.9	671.5
Preferred Stock	70.4	39.7
Common Equity*	968.1	983.1

Total	1,881.2	1,787.4

Percentages

	LG&E	KU
Short-Term Debt	1.11%	5.21%
Long-Term Debt (including current portion)	43.69%	37.57%
Preferred Stock	3.74%	2.22%
Common Equity*	51.46%	55.00%

Total	100.00%	100.00%

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

A-3